**REXAM**

RECEIVED

2004 DEC 17 A 10:37

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Office of International Finance
Mail Stop 3-4
Securities & Exchange Commission
450 5th Street NW
Washington DC 20549
USA

DIRECT
TEL 020 7227 4132
FAX 020 7227 4139

04046939

29 November 2004

**FILE NO. 82-3**

SUPPL

Dear Sirs

**Rexam PLC**

The enclosed material is furnished pursuant to Rule 12g3-2(b) on behalf of Rexam PLC, File number 82-3.

Yours faithfully

Jennifer Smith
Assistant Company Secretary

PROCESSED
JAN 03 2005
THOMSON FINANCIAL

dlw 12/30

**REXAM PLC**
4 MILLBANK
LONDON SW1P 3XR
UNITED KINGDOM
TEL +44 (0)20 7227 4100
FAX +44 (0)20 7227 4109

**REXAM** PRESS RELEASE

# Rexam to provide technical support for new beverage can plant in India

Rexam, the global consumer packaging group and the world's leading beverage can supplier, has signed Heads of Agreement with Paragon Global Industries covering the provision of technical support for a new two-piece aluminium beverage can manufacturing plant to be built in Mumbai, India.

Rexam's role will be to provide technical assistance to set up the plant as well as ongoing technical support once the plant is operational. Rexam will also provide expertise and resources within quality management and sales and marketing.

Rexam will have an option to acquire equity in the beverage can company at a later stage.

The new plant will be manufacturing 330ml and 500ml cans with the possibility of introducing an end-making facility as the market develops.

Commenting on the Heads of Agreement, Lars Emilson, Rexam's Chief Executive said: "This is the first step for Rexam in a market that has huge future potential and follows on from our recent moves in Mexico and China. It demonstrates our commitment to delivering increased value to our customers on a global basis."

26 November 2004

**Enquiries**
Andrew Mills, Group Communications Director +44 20 7227 4100

**Financial Dynamics**
Richard Mountain +44 20 7269 7291

Rexam is one of the world's top five consumer packaging groups and the world's leading beverage can maker. Its global operations focus on beverage packaging in metal, glass and plastic, as well as plastic packaging solutions for the beauty, pharmaceutical and food industries around the world. The Rexam Group employs more than 22,000 people in 24 countries worldwide and has an ongoing turnover of approximately £3.2 billion. Rexam is a member of the FTSE 100. Its ordinary shares are listed with the UK Listing Authority and trade on the market for listed securities on the London Stock Exchange under the symbol REX. For further information, visit Rexam's website at www.rexam.com